GROUNDSWELL, SPC

Unaudited Financial Statements For The Period Ended May 31, 2017

June 14, 2017



Independent Accountant's Review Report

To Management
GroundSwell, SPC
Washougal, WA

We have reviewed the accompanying balance sheet of GroundSwell, SPC as of May 31, 2017, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 14, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

GROUNDSWELL, SPC
BALANCE SHEET
MAY 31, 2017
_____

ASSETS

CURRENT ASSETS

Cash	$	503,127
TOTAL CURRENT ASSETS		503,127

NON-CURRENT ASSETS

Intangible Assets		5,000
TOTAL NON-CURRENT ASSETS	$	5,000
TOTAL ASSETS	$	508,127

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable		15,875
TOTAL CURRENT LIABILITIES	$	15,875

NON-CURRENT LIABILITIES

Notes Payable		620,100
TOTAL LIABILITIES		635,975

SHAREHOLDERS' EQUITY

Common Stock (6,000,000 shares authorized and outstanding, no par value)		15,000
Retained Earnings (Deficit)		(142,847)
TOTAL SHAREHOLDERS' EQUITY		(127,847)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	508,127

GROUNDSWELL, SPC
INCOME STATEMENT
FOR THE PERIOD ENDED MAY 31, 2017
_____

Operating Expense

Contract Labor	$	104,859
General and Administrative		25,268
Advertising		7,593
Rent		990
Travel		137
		138,847

Net Income from Operations		(138,847)

Other Income (Expense)

Interest Expense		(4,000)
Net Income	$	(142,847)

GROUNDSWELL, SPC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED MAY 31, 2017

Net Income (Loss) For The Period	$ (142,847)
Cash Flows From Operating Activities	
Change in Accounts Payable	15,875
Net Cash Flows From Operating Activities	15,875
Cash Flows From Investing Activities	
Purchase of Intangible Assets	(5,000)
Net Cash Flows From Investing Activities	(5,000)
Cash Flows From Financing Activities	
Common Stock	15,000
Convertible Notes	620,100
Net Cash Flows From Financing Activities	635,100
Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	503,127
Cash at End of Period	$ 503,127

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

GroundSwell, SPC ("the Company") is a special purpose corporation organized under the laws of the State of Washington. The Company is an independent sales organization offering prepaid debit card products in cooperation with bank and processing partners.

Prior to January 1, 2017, the Company operated as a Washington limited liability company. Shareholders in the new corporation received shares in proportion to their ownership of NPC, LLC.

The Company will conduct an equity crowdfund offering during the second quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Intangible Assets

Intangible assets consist of the Company's rights to use of certain intellectual property under license in connection with its prepaid debit card sales business. Intangible assets are carried at cost and amortized over their contractual life.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Rent

The Company occupies office space under a non-cancellable operating lease. The lease commenced on March 16, 2017, and runs for a twelve month term through March 31, 2018. Future minimum payments due under the lease amount to $6,930 in 2017, and $2,970 in 2018.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company's first tax filing as a corporation will be due after the close of the Company's fiscal year on December 31, 2017.

The Company is subject to tax filing requirements in the State of Washington. The Company's Washington Business Organization Tax filings for 2015 and 2016 will be subject to review by that State until 2020 and 2021, respectively.

NOTE D- DEBT

As of May 31, 2017, the Company had the following debt agreements outstanding.

	Amount	Rate	Maturity Date	Conversion
Note 1	$500,100	9.6%	August 8, 2017	Convertible to common stock at 20% discount to fair value at time of conversion.
Note 2	$100,000	8.0%	To be determined	Convertible to common stock at $2.5 MM valuation.
Note 3	$ 20,000	8.0%	To be determined	Convertible to common stock at $2.5 MM valuation.

The lender for Note 1 is a member of the Company's management.

Notes 2 and 3 mature eighteen months from the close of the offering in which they were made available to the public. As of the date the financial statements were available to be released, the offering was ongoing.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 14, 2017, the date that the financial statements were available to be issued.

NPC, LLC

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

June 14, 2017



Independent Accountant's Review Report

To Management
NPC, LLC
Washougal, WA

We have reviewed the accompanying balance sheet of NPC, LLC as of December 31, 2016, and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 14, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

NPC, LLC
BALANCE SHEET
DECEMBER 31, 2016 & 2015
_____

ASSETS

		2016		2015
CURRENT ASSETS				
Cash	$	44,125	$	37,523
Accounts Receivable		45		-
TOTAL CURRENT ASSETS	$	44,170		37,523
TOTAL ASSETS	$	44,170	$	37,523

LIABILITIES AND MEMBERS' EQUITY

		2016		2015
MEMBERS' EQUITY				
Contributed Capital		169,234		162,522
Retained Earnings (Deficit)		(125,064)		(124,999)
TOTAL MEMBERS' EQUITY		44,170		37,523
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	44,170	$	37,523

NPC, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

		2016		2015
Operating Expense				
General and Administrative	$	40,915	$	19,123
Member Salaries		40,250		7,105
Rent		5,123		476
Travel		749		580
Advertising		65		-
Data Processing		-		125,000
		65		125,000
Net Income from Operations		(65)		(125,000)
Other Income (Expense)				
Interest Income		-		1
Net Income	$	(65)	$	(124,999)

NPC, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

	2016	2015
Net Income (Loss) For The Period	$ (65)	$ (124,999)
Cash Flows From Operating Activities		
Change in Accounts Receivable	45	-
Net Cash Flows From Operating Activities	45	-
Cash Flows From Financing Activities		
Change in Contributed Capital	6,712	162,522
Net Cash Flows From Financing Activities	6,712	162,522
Cash at Beginning of Period	37,523	-
Net Increase (Decrease) In Cash	6,692	37,523
Cash at End of Period	$ 44,215	$ 37,523

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

NPC, LLC ("the Company") is a limited liability company organized under the laws of the state of Washington. The Company is an independent sales organization offering prepaid debit card products in cooperation with bank and processing partners.

Subsequent to December 31, 2016, the Company reorganized as a Washington Special Purpose Corporation. Shareholders in the new corporation received shares in proportion to their ownership of NPC, LLC.

The Company will conduct an equity crowdfund offering during the second quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, but is a disregarded entity for federal income tax purposes. All items of income and expense for 2015 and 2016 were reported by the members on their individual tax returns. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to tax filing requirements in the State of Washington. The Company's Washington Business Organization Tax filings for 2015 and 2016 will be subject to review by that State until 2020 and 2021, respectively.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 14, 2017, the date that the financial statements were available to be issued.